UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**	or	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**
	For the fiscal year ended December 31, 2007			**For the transition period from ____________ to ______________**

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 77056



Marathon Oil Company Thrift Plan

Financial Statements and Supplemental Schedules
December 31, 2007 and 2006

Marathon Oil Company
Thrift Plan
Index
December 31, 2007 and 2006

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Net Assets Available for Benefits December 31, 2007	2
Statement of Net Assets Available for Benefits December 31, 2006	3
Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2007	4
Notes to Financial Statements	5–11
Supplemental Schedules:	
Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible	12
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13–46

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2008

Marathon Oil Company
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2007

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 48,703,036	$ 41,675,096	$ -	$ 90,378,132
Shares of registered investment companies	-	-	1,352,773,374	-	1,352,773,374
Employer securities					
Common stock	275,164,291	-	-	-	275,164,291
Loans to participants	-	-	-	35,491,124	35,491,124
*Underlying investment value of SICs (Notes 4 and 8)	-	916,265,565	-	-	916,265,565
Net assets at fair value	275,164,291	964,968,601	1,394,448,470	35,491,124	2,670,072,486
SICs-adjustment from fair value to contract value for fully benefit responsive investment contracts	-	(6,001,810)	-	-	(6,001,810)
Net assets available for benefits	$ 275,164,291	$ 958,966,791	$ 1,394,448,470	$ 35,491,124	$2,664,070,676

* Synthetic investment contracts ("SICs")

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2006

Assets	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 13,845,082	$ 34,864,419	$ -	$ 48,709,501
Shares of registered investment companies	-	-	1,186,071,091	-	1,186,071,091
Employer securities					
Common stock	185,462,337	-	-	-	185,462,337
Loans to participants	-	-	-	35,304,841	35,304,841
Underlying investment value of SICs (Notes 4 and 8)	-	1,004,009,049	-	-	1,004,009,049
Net assets at fair value	185,462,337	1,017,854,131	1,220,935,510	35,304,841	2,459,556,819
SICs-adjustment from fair value to contract value for fully benefit responsive investment contracts	-	12,140,143	-	-	12,140,143
Net assets available for benefits	$ 185,462,337	$1,029,994,274	$ 1,220,935,510	$ 35,304,841	$2,471,696,962

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Additions:					
Investment income:					
Interest	$ -	$ 43,994,135	$ 1,813,253	$ -	$ 45,807,388
Dividends	4,257,903	-	103,323,656	-	107,581,559
Net appreciation in fair value of investments	64,195,278	-	38,150,444	-	102,345,722
	68,453,181	43,994,135	143,287,353	-	255,734,669
Contributions:					
Participants	4,889,279	27,248,886	52,748,971	-	84,887,136
Employer	3,315,640	16,430,469	31,902,020	-	51,648,129
Rollovers and direct plan tranfers	25,233	28,937,318	14,408,269	24,922	43,395,742
	8,230,152	72,616,673	99,059,260	24,922	179,931,007
Loan repayment (including interest)	1,418,156	8,687,600	8,941,267	(16,659,045)	2,387,978
Total additions	78,101,489	125,298,408	251,287,880	(16,634,123)	438,053,654
Deductions:					
Benefits paid to participants or beneficiaries	16,972,997	138,862,840	88,288,535	1,555,568	245,679,940
Loans made	2,042,683	6,710,084	9,623,207	(18,375,974)	-
Total deductions	19,015,680	145,572,924	97,911,742	(16,820,406)	245,679,940
Net increase (decrease) prior to interfund transfers	59,085,809	(20,274,516)	153,376,138	186,283	192,373,714
Net transfers from (to) other investment options	30,616,145	(50,752,967)	20,136,822	-	-
Net increase (decrease)	89,701,954	(71,027,483)	173,512,960	186,283	192,373,714
Net assets available for benefits:					
Beginning of year	185,462,337	1,029,994,274	1,220,935,510	35,304,841	2,471,696,962
End of year	$ 275,164,291	$ 958,966,791	$ 1,394,448,470	$ 35,491,124	$2,664,070,676

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of (1) Marathon Oil Company (the "Company"), a wholly owned subsidiary of Marathon Oil Corporation, (2) employees' participating in the Retirement Plan of the Company, and (3) employees' participating in the Marathon Petroleum Company LLC ("MPC") Retirement Plan (excluding employees of Speedway SuperAmerica LLC - a wholly owned subsidiary of MPC). In order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions or a combination of both. The Company refers to the pre-tax contributions as Marathon Savers Plus ("MSP"). In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the "Code"). An active participant may make any combination of after-tax and MSP payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $225,000 for 2007, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts ("IRA") upon specific authorization and subject to such terms and conditions as set forth by the plan administrator.

Prior to October 1, 2006, to the extent that the Company had accumulated earnings and profits, the Company matched on a dollar for dollar basis each participant's after-tax or MSP contributions to the Plan up to an aggregate of 6 percent of each participant's gross pay. Effective October 1, 2006, the Plan was amended to increase the Company match to 7 percent.

Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants will become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the MPC Retirement Plan as then in effect; at death; after three years of service with the Company or a participating employer; or upon attainment of age 65.

Forfeitures
Nonvested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitations indicated under the Plan. Total forfeitures of $186,280 for the year ended December 31, 2007, were used to reduce employer matching contributions made to the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that range from 4.00 percent to 8.25 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. Effective March 28, 2005 in accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death.

Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or vested Company matching amounts subject to the provisions of the Plan.

2. Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its Cash with Interest Fund (the "Fund") (Note 4). Under investments on the statement of net assets available for benefits the Fund is stated at fair value and because it is fully benefit responsive it is therefore adjusted to its contract value separately (see Note 8). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Marathon Oil Corporation shares are valued at the quoted market price. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, shall be incurred by the participants. Fees or charges for investment management services shall not be paid by the Company but shall be borne by the participants electing such services. Any taxes applicable to the participants' account shall be charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity", the "Trustee").

The Fund is managed by Fidelity Management Trust Company ("FMTC") pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2007 in connection with the Fund was $1,184,143.

Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2007:

State Street Bank & Trust Company Boston 107029*	$ 227,565,811
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	227,565,811
Natixis Financial Products Wrapper Contract 1203-03*	227,565,811
Rabobank Nederland MTH040701*	227,566,322
Marathon Oil Corporation Common Stock	275,164,291

* These investments are contracts related to the SICs and are included in the Fund.

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for December 31, 2006:

Monumental Life Insurance Company Wrapper Contract MDA00178TR*	$254,037,971
Chase Manhattan Bank Wrapper Contract 432711*	254,037,740
AIG Financial Products Company Wrapper Contract 541683*	254,037,605
CDC Capital Inc. Wrapper Contract 1203-02*	254,035,876
Marathon Oil Corporation Common Stock	185,462,337

* These investments are contracts related to the SICs and are included in the Fund.

4. Cash with Interest Fund

The Fund investment option provides investments with guaranteed interest rates, while allowing for diversification. The Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund comprised approximately 36 percent and 42 percent of total Plan investments at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006 the Plan held SICs of $910,263,755 and $1,016,149,192, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid would be the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The remaining assets of $48,703,036 and $13,845,082 held by the Fund at December 31, 2007 and 2006 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair values of the SICs held within the Fund at December 31, 2007 and 2006 were $916,265,565 and $1,004,009,049 respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Fund at December 31, 2007 and 2006:

December 31, 2007	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
State Street Bank&Trust Boston Wrapper Contract 107029	$ 229,066,391	$ (1,500,580)	AA
Chase Manhattan Bank Wrapper Contract AMarathon-2-07	229,066,392	(1,500,581)	AA
Rabobank Nederland Wrapper Contract MTH040701	229,066,391	(1,500,069)	AAA
Natixis Financial Products Wrapper Contract 1203-03	229,066,391	(1,500,580)	AA
	$ 916,265,565	$ (6,001,810)	
December 31, 2006			
Monumental Life Insurance Company Wrapper Contract MDA00178TR	$ 251,002,263	$ 3,035,708	AA
Chase Manhattan Bank Wrapper Contract 432711	251,002,262	3,035,478	AA-
AIG Financial Products Company Wrapper Contract 541683	251,002,262	3,035,343	AA
CDC Capital Inc. Wrapper Contract 1203-02	251,002,262	3,033,614	AAA
	$1,004,009,049	$ 12,140,143	

* Standard and Poors

The Fund portfolio's average yield for 2007 and 2006 was 4.61 percent and 4.33 percent, respectively. The portfolio's crediting rate at December 31, 2007 and 2006 was 4.63 percent and 4.32 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

A wrap issuer may terminate a wrap contract at any time. A wrap issuer may also terminate a wrap contract if FMTC investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401 (a) or Section 401 (k) of the IRC). However, the plan administrator believes the occurrence of these types of events is not probable.

5. Related-Party Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2007, all shares of the Marathon Oil Corporation common stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the plan administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8. Accounting Standard Adopted

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Nos. AAG Inv-1 and Statement of Position ("SOP") 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." This FSP amends the guidance in AICPA SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," with respect to the definition of fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts. This FSP states that while investment contracts held by a defined-contribution plan are required to be reported at fair value, the contract value of a fully benefit-responsive investment contract is a relevant measure as the contract value represents the amount that the participant would receive if they were to initiate a permitted transaction under the terms of the Plan. The presentation and disclosure guidance of this FSP is effective for financial statements for plan years ending after December 15, 2006. The application of the revised definition of fully benefit-responsive is effective for financial statements for annual periods ending after December 15, 2006. As required, the Plan has adopted this FSP for the plan year ended December 31, 2006 (see Note 4).

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
Year Ended December 31, 2007

(a)(b) Identity & Address of Obligator	(c) Original Amount of Loan*	Amount Received During Reporting Year (d) Principal	(e) Interest	(f) Unpaid Balance at End of Year**	(g) Description Loan Date	Maturity Date	Amount Overdue (h) Principal	(i) Interest
Felix A. Ragas, #64488 81 Melrose Drive Destrehan, LA 70047	$10,006.24	-	-	$26,582.96	12/23/1986	12/23/1990	$8,337.42	$18,245.54

* This loan which was made to the Plan participant and is secured by the participant's pledge of his accrued nonforfeitable benefit in the Plan. The interest rate is flexible and is established each quarter. This participant is delinquent in payments against the entire loan balance or the required payments according to the terms evidenced by the participant's signed promissory note. This loan has not been renegotiated or reserved for.

** This loan was paid in full to the Company by the participant on December 31, 2007. The payment was wired from the Company and received by Fidelity on January 03, 2008.

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 4,463,979 shares	$ 124,883,454	$ 275,164,291
	Investment Trust Shares			
*	Fidelity Fund	Investment Company - 10,386 shares	342,648	413,900
*	Fidelity Puritan Fund	Investment Company - 103,044 shares	1,984,867	1,960,929
*	Fidelity Trend Fund	Investment Company - 1,541 shares	91,966	109,015
*	Fidelity Select Computers	Investment Company - 5,523 shares	227,842	267,015
*	Fidelity Select Electronics	Investment Company - 9,244 shares	380,206	421,539
*	Fidelity Select Consumer Staples	Investment Company - 21,153shares	1,253,146	1,407,940
*	Fidelity Value Strategies	Investment Company - 11,112 shares	383,147	319,796
*	Fidelity Ginnie Mae Fund	Investment Company - 74,012 shares	809,020	808,948
*	Fidelity Magellan Fund	Investment Company - 726,622 shares	69,349,074	68,207,989
*	Fidelity Contrafund	Investment Company - 1,591,219 shares	95,339,930	116,334,024
*	Fidelity Equity-Income Fund	Investment Company - 145,808 shares	8,248,800	8,042,765
*	Fidelity Growth Company Fund	Investment Company - 1,002,629 shares	59,788,602	83,198,183
*	Fidelity Investment Grade Bond Fund	Investment Company - 555,849 shares	4,055,895	3,996,552
*	Fidelity Growth & Income Fund	Investment Company - 1,542,001 shares	51,470,089	42,065,796
*	Fidelity Select Software & Computer Services	Investment Company - 16,703 shares	1,079,890	1,356,745
*	Fidelity Intermediate Bond Fund	Investment Company - 680,992 shares	6,996,480	6,912,065
*	Fidelity Select Air Transportation	Investment Company - 4,910 shares	195,365	207,133
*	Fidelity Capital & Income Fund	Investment Company - 670,720 shares	5,879,777	5,821,851
*	Fidelity Value Fund	Investment Company - 338,374 shares	23,390,624	25,381,400
*	Fidelity Mortgage Securities	Investment Company - 7,512 shares	81,944	78,497
*	Fidelity Select Gold	Investment Company - 147,107 shares	5,280,345	5,866,619
*	Fidelity Select Biotechnology	Investment Company - 14,550 shares	825,814	970,188
*	Fidelity Select Energy Service	Investment Company - 75,052 shares	5,552,527	7,626,805
*	Fidelity Select Insurance	Investment Company - 8,633 shares	530,656	543,381
*	Fidelity Select Retailing	Investment Company - 1,625 shares	79,241	66,494

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Government Income Fund	Investment Company - 972,282 shares	$ 9,795,994	$ 10,072,839
*	Fidelity Cash Reserves	Investment Company - 4,643,135 shares	4,643,135	4,643,135
*	Fidelity Select Energy	Investment Company - 238,741 shares	11,763,118	15,916,858
*	Fidelity Select Leisure	Investment Company - 8,070 shares	614,771	621,426
*	Fidelity Select Healthcare	Investment Company - 19,592 shares	2,492,845	2,465,102
*	Fidelity Select Technology	Investment Company - 24,702 shares	1,773,844	2,008,805
*	Fidelity Select Utilities Growth	Investment Company - 18,100 shares	1,066,581	1,163,326
*	Fidelity Select Financial Services	Investment Company - 6,568 shares	712,078	628,694
*	Fidelity Select Defense & Aerospace	Investment Company - 104,840 shares	7,925,158	9,274,129
*	Fidelity Select Brokerage	Investment Company - 18,294 shares	1,271,190	1,231,214
*	Fidelity Select Chemical	Investment Company - 14,468 shares	1,028,773	1,196,930
*	Fidelity Independence Fund	Investment Company - 40,637 shares	1,075,935	1,145,557
*	Fidelity OTC Portfolio	Investment Company - 16,147 shares	650,225	842,381
*	Fidelity Overseas Fund	Investment Company - 33,525 shares	1,499,796	1,622,277
*	Fidelity Select Telecommunications	Investment Company - 14,009 shares	657,838	729,041
*	Fidelity Select Home Finance	Investment Company - 5,354 shares	280,630	153,005
*	Fidelity Leveraged Company Stock Fund	Investment Company - 755,603 shares	21,046,692	24,428,647
*	Fidelity Europe	Investment Company - 32,916 shares	1,273,706	1,387,728
*	Fidelity Pacific Basin Fund	Investment Company - 91,455 shares	2,697,118	2,761,951
*	Fidelity Real Estate Investment	Investment Company - 198,428 shares	6,026,534	5,155,168
*	Fidelity Balanced Fund	Investment Company - 2,246,991 shares	40,390,066	44,063,490
*	Fidelity International Discovery Fund	Investment Company - 458,697 shares	16,849,152	19,760,650
*	Fidelity Capital Appreciation Fund	Investment Company - 229,008 shares	6,072,105	6,128,243
*	Fidelity Convertible Securities Fund	Investment Company - 110,282 shares	2,823,476	3,090,097
*	Fidelity Canada	Investment Company - 408,426 shares	19,341,231	25,077,345
*	Fidelity Utilities Growth	Investment Company - 65,382 shares	1,278,601	1,343,596
*	Fidelity Blue Chip Growth Fund	Investment Company - 616,743 shares	27,564,143	27,173,701

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Asset Manager 50%	Investment Company - 428,191 shares	$ 7,053,003	$ 6,641,236
*	Fidelity Disciplined Equity Fund	Investment Company - 50,149 shares	1,457,039	1,480,401
*	Fidelity Low-Price Stock Fund	Investment Company - 1,983,220 shares	68,249,181	81,569,839
*	Fidelity Worldwide Fund	Investment Company - 98,055 shares	1,933,336	2,095,438
*	Fidelity Equity Income II Fund	Investment Company - 1,045,810 shares	25,238,710	24,032,713
*	Fidelity Stock Selector	Investment Company - 10,296 shares	300,209	303,728
*	Fidelity Asset Manager 70%	Investment Company - 492,774 shares	7,954,245	8,372,224
*	Fidelity Emerging Markets Fund	Investment Company - 592,586 shares	14,547,824	20,059,027
*	Fidelity Aggressive Growth Fund	Investment Company - 76,386 shares	1,374,041	1,758,404
*	Fidelity Diversified International Fund	Investment Company - 1,031,006 shares	35,435,381	41,137,158
*	Fidelity Asset Manager 20%	Investment Company - 361,252 shares	4,480,920	4,504,818
*	Fidelity Dividend Growth Fund	Investment Company - 149,599 shares	4,353,884	4,398,209
*	Fidelity New Markets Income Fund	Investment Company - 338,806 shares	4,844,947	4,973,679
*	Fidelity Export & Multinational Funds	Investment Company - 241,729 shares	5,333,255	6,219,677
*	Fidelity Focused Stock Fund	Investment Company - 5,619 shares	76,421	74,674
*	Fidelity Global Balanced Fund	Investment Company - 58,433 shares	1,276,596	1,312,991
*	Fidelity Aggressive International Fund	Investment Company - 62,146 shares	1,059,184	940,265
*	Fidelity Small Cap Independence	Investment Company - 84,845 shares	1,733,544	1,689,272
*	Fidelity Mid Cap Stock Fund	Investment Company - 356,194 shares	9,409,482	10,415,115
*	Fidelity Large Cap Stock Fund	Investment Company - 72,094 shares	1,231,205	1,393,583
*	Fidelity Growth Discovery	Investment Company - 140,739 shares	2,121,332	2,288,416
*	Fidelity Small Cap Stock Fund	Investment Company - 291,083 shares	5,179,744	5,073,568
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 117,856 shares	3,139,705	3,136,155
*	Fidelity Nordic Fund	Investment Company - 89,161 shares	3,829,718	4,044,358
*	Fidelity Asset Manager 85%	Investment Company - 49,892 shares	590,551	705,974
*	Fidelity Latin America Fund	Investment Company - 394,648 shares	17,266,703	24,472,119
*	Fidelity Japan Fund	Investment Company - 59,950 shares	972,010	859,686

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Southeast Asia Fund	Investment Company - 422,658 shares	$ 14,761,133	$ 16,762,611
*	Fidelity China Region Fund	Investment Company - 347,694 shares	9,640,077	10,837,624
*	Fidelity Select IT Services	Investment Company - 1,174 shares	19,270	19,614
*	Fidelity Select Medical Equipment & Systems	Investment Company - 107,380 shares	2,444,689	2,670,535
*	Fidelity Four-In-One Index Fund	Investment Company - 22,772 shares	619,898	694,561
*	Fidelity Japan Smaller Companies Fund	Investment Company - 79,474 shares	1,027,293	876,598
*	Fidelity Mega Cap Stock	Investment Company - 74,129 shares	818,756	865,084
*	Fidelity Strategic Income Fund	Investment Company - 790,239 shares	8,341,208	8,281,708
*	Fidelity Freedom Income Fund	Investment Company - 68,226 shares	782,570	781,187
*	Fidelity Freedom 2000 Fund	Investment Company - 9,366 shares	118,770	115,857
*	Fidelity Freedom 2010 Fund	Investment Company - 497,060 shares	7,215,134	7,366,423
*	Fidelity Freedom 2020 Fund	Investment Company - 736,396 shares	11,068,603	11,642,417
*	Fidelity Freedom 2030 Fund	Investment Company - 303,785 shares	4,793,489	5,018,533
*	Fidelity Small Cap Retirement Fund	Investment Company - 55,411 shares	813,508	799,020
*	Fidelity Spartan Total Market Index Fund	Investment Company - 317,355 shares	11,226,388	12,979,822
*	Fidelity Spartan Extended Market Index Fund	Investment Company - 98,989 shares	3,511,008	3,793,259
*	Fidelity Spartan International Index Fund	Investment Company - 145,872 shares	5,889,316	6,899,751
*	Fidelity Intermediate Gov't Income Fund	Investment Company - 49,344 shares	498,482	507,255
*	Fidelity High Income Fund	Investment Company - 294,831 shares	2,614,738	2,538,497
*	Fidelity Fifty	Investment Company - 134,265 shares	2,945,814	2,926,976
*	Fidelity Select Automotive	Investment Company - 2,972 shares	100,650	111,139
*	Fidelity Select Multimedia	Investment Company - 3,091 shares	142,574	116,235
*	Fidelity Select Medical Delivery	Investment Company - 49,563 shares	2,471,740	2,608,015
*	Fidelity Select Paper & Forest Products	Investment Company - 2,002 shares	58,888	62,725
*	Fidelity Select Banking	Investment Company - 14,240 shares	458,564	348,590
*	Fidelity Select Industrial Materials	Investment Company - 35,355 shares	1,850,738	2,067,588
*	Fidelity Select Industrial Equipment	Investment Company - 6,343 shares	206,933	228,017
*	Fidelity Select Construction & Housing	Investment Company - 14,900 shares	622,229	504,370

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Transportation	Investment Company - 10,726 shares	$ 460,258	$ 490,625
*	Fidelity Select Natural Gas	Investment Company - 201,215 shares	7,953,640	9,756,923
*	Fidelity Select Natural Resources	Investment Company - 189,850 shares	5,890,793	7,603,505
*	Fidelity Select Industrials	Investment Company - 13,414 shares	273,135	298,733
*	Fidelity Select Environmental Services	Investment Company - 2,909 shares	49,725	56,323
*	Fidelity Select Consumer Industries	Investment Company - 361 shares	9,107	7,595
*	Fidelity Select Communications Equipment	Investment Company - 6,879 shares	116,747	154,503
*	Fidelity Select Pharmaceutical	Investment Company - 27,965 shares	308,667	325,515
*	Fidelity Retirement Money Market	Investment Company - 7,016,143 shares	7,016,143	7,016,143
*	Fidelity Retirement Govt. Money Market	Investment Company - 30,015,818 shares	30,015,818	30,015,818
*	Fidelity Spartan U.S. Equity Index Fund	Investment Company - 899,988 shares	36,946,747	46,709,369
*	Fidelity US Bond Index Fund	Investment Company - 280,522 shares	3,066,015	3,054,884
*	Fidelity Large Cap Value Fund	Investment Company - 239,925 shares	3,535,292	3,478,916
*	Fidelity Freedom 2040 Fund	Investment Company - 278,034 shares	2,569,653	2,705,269
*	Fidelity Mid Cap Value Fund	Investment Company - 149,084 shares	2,602,821	2,427,081
*	Fidelity Large Cap Growth Fund	Investment Company - 43,529 shares	505,385	466,199
*	Fidelity US Equity Index Fund	Investment Company - 35,339 shares	1,364,389	1,692,011
*	Fidelity Mid Cap Growth Fund	Investment Company - 29,150 shares	411,854	394,112
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 69,517 shares	756,014	768,863
*	Fidelity Floating Rate High Income	Investment Company - 139,207 shares	1,381,602	1,332,213
*	Fidelity Total Bond Fund	Investment Company - 38,315 shares	397,292	395,794
*	Fidelity Value Discovery Fund	Investment Company - 95,233 shares	1,680,736	1,708,478
*	Fidelity Real Estate Income	Investment Company - 20,427 shares	236,589	210,195
*	Fidelity Select Networking & Infrastructure	Investment Company - 260,683 shares	673,804	646,494
*	Fidelity Select Wireless	Investment Company - 440,384 shares	3,281,812	3,804,919
*	Fidelity Blue Chip Value	Investment Company - 64,380 shares	968,090	939,941
*	Fidelity Nasdaq Composite Index	Investment Company - 6,009 shares	196,840	210,967

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Freedom 2005	Investment Company - 111,130 shares	$ 1,311,653	$ 1,310,225
*	Fidelity Freedom 2015 Fund	Investment Company - 438,318 shares	5,420,694	5,465,828
*	Fidelity Freedom 2025 Fund	Investment Company - 278,868 shares	3,622,913	3,675,484
*	Fidelity Freedom 2035 Fund	Investment Company - 80,337 shares	1,079,318	1,099,004
*	Fidelity Strategic Dividend & Income Fund	Investment Company - 60,645 shares	806,378	762,303
*	Fidelity Focused High Income	Investment Company - 407 shares	4,081	4,022
*	Fidelity International Real Estate Fund	Investment Company - 170,667 shares	2,706,516	2,286,942
*	Fidelity Small Cap Growth	Investment Company - 50,108 shares	770,873	790,700
*	Fidelity Small Cap Value Fund	Investment Company - 87,319 shares	1,215,252	1,187,535
*	Fidelity International Small Cap Opportunities	Investment Company - 102,601 shares	1,533,342	1,479,510
*	Fidelity Strategic Real Return	Investment Company - 80,490 shares	821,952	804,097
	Spartan Internediate Treasury Bond Index	Investment Company - 15,451 shares	153,727	160,996
	Spartan Long Term Treasury Bond Index	Investment Company - 5,472 shares	53,885	56,031
*	Fidelity International Value	Investment Company - 21,872 shares	260,062	250,000
*	Fidelity Freedom 2045 Fund	Investment Company - 43,011 shares	497,959	488,177
*	Fidelity Freedom 2050 Fund	Investment Company - 31,761 shares	374,983	363,030
	Janus Worldwide Fund	Investment Company - 44,034 shares	2,532,758	2,414,363
	PIMCO Total Return Institutional	Investment Company - 730,422 shares	7,619,975	7,808,210
	Morgan Stanley Global Value Equity	Investment Company - 8,936 shares	187,744	158,176
	Allianz CCM Capital	Investment Company -20,879 shares	445,959	443,474
	Allianz CCM Mid Cap	Investment Company - 22,062 shares	638,833	627,228
	PIMCO Global Bond Unhedged	Investment Company - 70,091 shares	693,397	712,823
	DWS Global Opportunities - Class S	Investment Company - 16,585 shares	704,015	717,779
	PIMCO High Yield	Investment Company - 163,092 shares	1,624,965	1,555,900
	Neuberger Berman Partners Investors	Investment Company - 43,458 shares	1,453,439	1,426,292
	PIMCO Long-Term US Government Fund	Investment Company - 29,364 shares	317,438	323,889
	PIMCO Low Duration Fund	Investment Company - 28,965 shares	288,631	292,832

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Allianz NFJ Small-Cap Value	Investment Company - 55,742 shares	$ 1,959,352	$ 1,714,609
	Western Asset Core Bond	Investment Company - 26,755 shares	298,675	291,892
	American Adv Large Cap Value Fund	Investment Company - 289,372 shares	6,468,336	6,479,034
	Morgan Stanley International Equity	Investment Company - 6,806 shares	145,235	128,776
	Morgan Stanley U.S. Large Cap Growth	Investment Company - 18,282 shares	417,247	451,560
	Morgan Stanley Emerging Markets	Investment Company - 110,080 shares	3,730,785	3,744,918
	Baron Growth Fund	Investment Company - 313,979 shares	14,407,092	15,909,321
	Baron Asset Fund	Investment Company - 42,557 shares	2,470,020	2,713,828
	Calvert SIF Balanced A	Investment Company - 1,090 shares	34,168	31,854
	Calvert Capital Accumulation A	Investment Company - 611 shares	14,461	16,660
	FMA Small Company Portfolio	Investment Company - 25,467 shares	528,768	471,646
	FPA Crescent Portfolio	Investment Company - 461,488 shares	11,610,710	11,671,026
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 120,176 shares	2,397,659	2,074,230
	Ariel Fund	Investment Company - 111,697 shares	5,426,321	5,181,634
	Ariel Appreciation Fund	Investment Company - 106,098 shares	4,675,007	4,568,573
	Leman Brothers Core Bond Fund	Investment Company - 12,267 shares	122,735	120,096
	Alger MidCap Growth Institutional	Investment Company - 28,013 shares	419,784	535,043
	Janus Fund	Investment Company - 435,055 shares	14,258,083	14,034,870
	Janus Twenty Fund	Investment Company - 60,007 shares	3,414,526	4,446,499
	Morgan Stanley Core Plus Fixed Income	Investment Company - 24,036 shares	273,063	272,567
	Morgan Stanley High Yield	Investment Company - 2,619 shares	27,864	26,323
	Mutual Shares	Investment Company - 177,964 shares	4,945,326	4,509,614
	Morgan Stanley Value	Investment Company - 4,495 shares	84,257	72,192
	Morgan Stanley Mid Cap Growth	Investment Company - 18,060 shares	576,094	601,934
	Oakmark Select I	Investment Company - 8,439 shares	260,559	214,866
	Oakmark Fund I	Investment Company - 5,059 shares	231,447	204,242
	Legg Mason Value Trust	Investment Company - 6,565 shares	546,497	461,908
	Wells Fargo Advantage Opportunity Investor	Investment Company - 5,079 shares	186,283	185,643

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Templeton World Fund A	Investment Company - 135,287 shares	$ 2,484,510	$ 2,543,397
	USAA Cornerstone Strategy Fund	Investment Company -15,374 shares	406,866	379,285
	USAA Income Fund	Investment Company - 82,820 shares	1,007,385	1,002,120
	Templeton Growth Advisor	Investment Company - 120,255 shares	3,233,955	2,896,931
	Credit Suisse Capital Appr. Fund Common	Investment Company - 5,506 shares	91,397	107,809
	Credit Suisse Mid Cap Growth Fund	Investment Company - 926 shares	28,747	34,982
	RS Emerging Growth Fund	Investment Company - 3,289 shares	100,538	133,670
	Artisan International Fund	Investment Company - 81,211 shares	2,439,849	2,426,582
	Loomis Growth	Investment Company - 16,740 shares	118,497	129,737
	AllianceBernstein Small/Mid Cap Value	Investment Company - 282 shares	5,026	4,297
	DWS-Dreman High Return Equity	Investment Company - 3,069 shares	158,421	142,482
	Royce Value Plus	Investment Company - 246,182 shares	3,818,977	3,397,305
	Wells Fargo Advantage MidCap Disciplined	Investment Company - 14,183 shares	334,502	277,978
	Royce Opportunity	Investment Company - 29,491 shares	408,300	327,055
	AIM Diversified Dividend	Investment Company - 797,466 shares	11,278,608	10,008,198
	American Beacon Balanced	Investment Company - 57,531 shares	909,624	820,398
	Legg Mason Partners Large Cap Growth	Investment Company - 5,290 shares	137,614	137,907
	American Century Vista	Investment Company - 18,850 shares	420,742	415,637
	Van Kampen Equity Income	Investment Company - 88,047 shares	832,646	778,338
	Van Kampen Growth Income	Investment Company - 9,356 shares	217,685	198,821
	Neuberger Berman Guardian	Investment Company - 6,566 shares	129,214	117,462
	PIMCO Real Return	Investment Company - 135,794 shares	1,458,171	1,488,300
	AIM Global Aggressive Growth Fund A	Investment Company - 44,266 shares	1,046,669	1,073,894
	Managers Bond Fund	Investment Company - 170,568 shares	4,208,413	4,322,194
	Managers Capital Appreciation Fund	Investment Company - 970 shares	26,513	32,379
	Managers Value Fund	Investment Company - 4,963 shares	132,761	108,348
	RS Smaller Company Growth Fund	Investment Company - 6,992 shares	148,673	143,065
	Credit Suisse Large Cap Value A	Investment Company - 14,717 shares	267,755	221,939

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Morgan Stanley Large Cap Relative Value	Investment Company - 20,758 shares	$ 267,904	$ 246,189
	Neuberger Berman Fasciano Fund	Investment Company - 578 shares	23,998	22,254
	Artisan Mid Vap Investor	Investment Company - 5,398 shares	184,767	167,015
	The Oatmark Equity & Income Fund	Investment Company - 148,982 shares	4,000,121	4,004,644
	Franklin Small Mid Cap Growth	Investment Company -15,324 shares	638,135	554,287
	Wells Fargo Advantage Small Cap Value	Investment Company - 107,371 shares	3,449,665	3,158,857
	American Beacon International Equity	Investment Company - 801 shares	20,361	18,285
	TCW Select Equities	Investment Company - 3,982 shares	80,750	78,211
	Templeton Global Bond	Investment Company - 507,730 shares	5,814,677	5,788,117
	American Century Ultra	Investment Company - 64 shares	1,803	1,619
	DWS International	Investment Company - 4,601 shares	314,360	320,139
	Vanguard Windsor Admiral	Investment Company - 1,277,564 shares	70,992,959	67,736,423
	Neuberger Berman Genesis	Investment Company - 283,142 shares	14,040,351	13,355,791
	AIM Constellation	Investment Company - 4,916 shares	151,546	158,538
	Baron Small Cap Fund	Investment Company - 12,697 shares	305,320	302,571
	Morgan Stanley Small Company Growth	Investment Company - 7,531 shares	105,005	98,803
	Artisan Mid Cap Value Fund	Investment Company - 52,939 shares	1,089,413	958,188
	Mutual Discovery	Investment Company - 205,784 shares	6,888,730	6,677,697
	Templeton Foreign Smaller Companies	Investment Company - 38,988 shares	888,410	770,794
	Neuberger Berman High Income Bond	Invesment Company - 363 shares	3,282	3,148
	Wells Fargo Small Company Value Fund	Investment Company - 4,877 shares	74,198	58,867
	RS Partners Fund	Investment Company - 17,214 shares	596,356	530,362
	Columbia Acorn Select Fund	Investment Company - 94,149 shares	2,675,952	2,674,782
	Columbia Conservative High Yield Z	Investment Company - 1,114 shares	9,011	8,988
	Domini Social Equity	Investment Company - 46315 shares	60,828	50,473
	AIM Basic Value	Investment Company - 178 shares	6,760	5,775
	Neuberger Berman International Fund -Trust Class	Investment Company - 32,886 shares	851,531	757,695
	Calvert Social Investment Bond	Investment Company - 64,488 shares	1,024,035	1,024,718

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Calvert Social Investment Fund Equity	Investment Company - 118 shares	4,821	4,756
	Managers Special Equity Institutional	Investment Company - 5,562 shares	472,407	359,837
	Templeton Foreign Advisor	Investment Company - 2,590,610 shares	36,588,891	32,278,998
	American Century Small Company Institutional	Investment Company - 41,903 shares	437,374	349,055
	Rainier Small Mid Cap Equity	Investment Company - 88,590 shares	3,790,629	3,546,262
	Neuberger Berman Focus Fund Investor	Investment Company - 7,859 shares	248,837	214,305
	Artisan Small Cap Fund	Investment Company - 10,654 shares	204,406	180,262
	Legg Mason Partners Aggressive Growth	Investment Company - 874 shares	110,256	107,321
	Lord Abbett Affiliated	Investment Company - 21,961 shares	345,449	307,679
	Neuberger Berman Socially Responsive	Investment Company - 14,920 shares	409,141	397,316
	Loomis Sayles Small Cap Value	Investment Company - 9,360 shares	266,030	230,453
	Wells Fargo Advantage C&B Mid Cap Value	Investment Company - 14,239 shares	317,315	230,531
	CRM Mid Cap Value Institutional	Investment Company - 31,196 shares	1,020,323	923,719
	Western Asset Core Plus Institutional	Investment Company - 5,920 shares	61,571	60,326
	AIM Mid Cap Core Equity	Investment Company - 998 shares	27,234	24,389
	Lord Abbett Small Cap Blend	Investment Company - 9,412 shares	174,038	156,420
	Touchstone Sands Capital Select Growth	Investment Company - 13,178 shares	110,946	122,292
	RS Value Fund	Investment Company - 13,711 shares	356,854	360,198
	Phoenix Mid Cap Value Fund-Class A	Investment Company - 14,504 shares	371,665	339,982
	Neuberger Berman Regency Trust	Investment Company - 2,016 shares	33,747	29,891
	Hartford Growth Y	Investment Company - 4,819 shares	91,266	94,358
	Hartford International Capital Appreciation Fund	Investment Company - 17,187 shares	274,490	274,470
	Hartford Small Cap Growth Y	Investment Company - 268 shares	8,489	7,606
	American Century Large Company Value	Investment Company - 28,136 shares	223,015	201,453
	Calvert New Vision Small Cap	Investment Company - 4,539 shares	82,663	79,247
	Templeton Developing Markets Trust	Investment Company - 90,876 shares	2,761,917	2,769,899
	Royce Total Return	Investment Company - 21,194 shares	309,014	274,467

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value	
	Cash with Interest Contract Carriers				
	Natixis Financial Products	Actively Managed Global Wrap**		(1,500,580)	
	Wrapper Contract 1203-03; 4.77%	Fair Market Value		229,066,391	***
	Total Contract Value		$ 227,565,811	$ 227,565,811	
	Chase Manhattan Bank	Actively Managed Global Wrap**		(1,500,581)	
	Wrapper Contract AMarathon-02-07; 4.77%	Fair Market Value		229,066,392	***
	Total Contract Value		227,565,811	227,565,811	
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**		(1,500,580)	
	Wrapper Contract 107029; 4.78%	Fair Market Value		229,066,391	***
	Total Contract Value		227,565,811	227,565,811	
	Rabobank Nederland	Actively Managed Global Wrap**		(1,500,069)	
	Wrapper Contract MTH040701; 4.78%	Fair Market Value		229,066,391	***
	Total Contract Value		227,566,322	227,566,322	
*	Fidelity Management Trust Company Variable interest rate - 4.61% as of 12/31/07	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	48,703,036	48,703,036	
*	Fidelity Management Trust Company Interest rates range from 4.00%-8.25% due 1/1/08 - 12/31/2012	Loans to Plan Participants	-	35,491,124	
	Totals		$2,374,842,643	$2,664,070,676	

* Indicates party-in-interest.

** A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology.
Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

*** Pages 24 thru 46 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	(CASH)	Actively Managed Global Wrap Underlying Investments	$ -	$ (9,342,337)
	ARGF 05-2A A1 4.54% 5/09			1,742,914
	ACE 03-HS1 M1 1ML+75 6/33			51,733
	ACE 03-NC1 M1 1ML+78 7/33			293,815
	ACE 03-HE1 M1 1ML+65 11/3			307,469
	ACE 04-FM1 M1 1ML+60 9/33			213,764
	ACE 02-HE1 M1 1ML+65 6/32			121,468
	ABCMT 2006-A3 A3 5.3 5/12			5,039,228
	ABCMT 07-A2 A2 5% 3/13			4,967,691
	AMEX CENTURION 5.55 10/17			884,913
	AMEXCEMTN 5.2% 11/26/10			1,914,328
	AMER EXP TRV 5.25 11 144A			3,427,422
	AGFC SR MTN 4.625 5/15/09			1,971,331
	AMCAR 04-CA A4 3.61% 5/11			355,989
	AMCAR 04-DF A4 3.43 7/11			1,205,555
	AMCAR 05-CF A4 4.63 6/12			2,383,240
	AMCAR 06-1 B 5.2 3/11			124,489
	APART 07-1 B 5.35% 3/11			418,561
	APART 07-2M A3A 5.22 4/10			815,191
	AMCAR 06-BG A3 5.21 10/11			596,570
	AMCAR 06-BG A4 5.21% 9/13			1,191,016
	AMCAR 2007-CM A3A 5.42 5/			2,401,599
	AMCAR 07-DF A-3A 5.49 7/1			504,921
	AMSI 04-R2 M1 1ML+43 4/34			213,100
	AMSI 04-R2 M2 1ML+48 4/34			166,365
	ABSHE 03-HE6 M1 1ML+65 11			635,060
	ABSHE 04-HE3 M1 1ML+54 6/			211,948

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	BACM 04-6 XP CSTR 12/42	Actively Managed Global Wrap Underlying Investments	$ -	$ 152,763
	BACM 05-1 A2 4.64% 11/42			1,502,323
	BACM 2003-2 A2 4.342 3/41			2,226,407
	BACM 04-2 A3 4.05% 11/38			3,915,332
	BACM 05-3 A3B CSTR 7/43			1,593,363
	BACM 05-3 XP CSTR 7/43			363,995
	BACM 04-4 A3 4.128% 7/42			1,179,508
	BACM 05-4 A1 4.432 7/45			889,833
	BACM 04-5 XP CSTR 11/41			224,645
	BACM 05-4 XP CSTR 7/45			106,936
	BACM 05-5 A1 4.716 8/10			1,407,137
	BACM 05-5 XP CSTR 10/45			128,944
	BACM 05-6 A1 5.001 9/47			846,538
	BOAMS 04-J 2A1 CSTR 11/34			570,161
	BOAMS 05-E 2A7 CSTR 6/35			1,072,830
	BACM 06-6 XP CSTR 10/45			532,618
	BACM 2006-4 A1 CSTR 5/11			306,901
	BACM 2006-4 XP CSTR 7/46			872,547
	BACM 06-5 A1 5.185% 7/11			502,251
	BACM 07-2 A1 5.421% 1/12			748,425
	BANKAMER 7.8 2/15/10 GLBL			5,228,490
	BANK OF NEW YORK 4.95 1/1			4,505,477
	BANK NY MELLO GLB 4.95 11			1,265,340
	BOIT 04-B2 B2 4.37% 4/12			2,369,413
	BAYERISCHE LAND 5.65 2/01			3,311,337
	BAYC 04-1 A 1ML+36 4/34			498,998
	BAYC 04-1 M1 1ML+56 4/34			35,273

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	BAYC 04-2 A 1ML+43 8/34	Actively Managed Global Wrap Underlying Investments	$ -	$ 533,129
	BAYC 04-2 M1 1ML+58 8/34			170,833
	BAYC 04-3 M1 1ML+50 1/35			118,891
	BAYV 04-C A1 1ML+42 5/44			456,390
	BSCMS 04-ESA A3 4.741 5/1			1,387,711
	BSCMS 04-ESA B 4.888 5/16			624,196
	BSCMS 04-ESA C 4.937 5/16			2,122,664
	BSCMS 04-ESA D 4.986 5/16			254,076
	BSCMS 04-ESA E 5.064 5/16			3,663,582
	BSCMS 04-PWR5 A2 4.254 7/			1,107,682
	BSCMS 04-PWR5 X2 CSTR 7/4			219,719
	BSCMS 04-T16 A3 4.03 2/46			2,673,080
	BSCMS 03-T12 X2 CSTR 8/39			59,488
	BSCMS 04-PWR6 X2 CSTR 11/			140,918
	BSARM 05-6 1A1 CSTR 8/35			1,604,586
	BSCMS 05-PWR9 A1 4.498 9/			1,427,325
	BSCMS 05-T20 A1 4.94 10/4			1,446,313
	BSCMS 06-PW13 A1 5.294 09			1,410,698
	BSCMS 07-PW15 A1 5.016 2/			98,128
	BSCMS 2007-PW15 X2 CSTR 2			898,086
	BSCMS 07-T26 A1 CSTR 1/45			1,434,522
	BSCMS 07-T26 X2 CSTR 1/12			362,486
	BSCMS 07-PW16 A1 5.593 6/			1,522,906
	BSCMS 2007-T28 A1 5.422 9			515,868
	BRHEA 05-4 A5 4.91 12/40			1,006,208
	BRHEA 06-A A2R 5.03 12/41			3,878,276
	CD 2007-CD4 A1 4.977 12/4			1,091,389

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CITEC 05-VT1 A4 4.36 11/1	Actively Managed Global Wrap Underlying Investments	$ -	$ 337,983
	CITEC 06-VT2 A4 5.05 4/20			1,922,973
	CPS 06-A 1A2 5.22 1/10			5,371
	COMM 05-C6 XP CSTR 6/44			167,650
	CPS 06-C A3 5.14% 1/11			561,972
	CPS 07-B A3 5.47% 11/11			896,413
	CWL 04-3 M1 1ML+50 6/34			221,238
	CWL 04-4 A 1ML+37.5 8/34			49,816
	CWHL 02-25 2A1 5.5 11/17			379,440
	CWHL 05-HYB3 2A6B CSTR 6/			606,125
	CARAT 07-SN1 B 5.52 3/15/			368,769
	CARAT 2006-SN1A A4A 5.32			1,812,646
	CARAT 2006-SN1A B 5.5 4/1			171,661
	COAFT 05-BSS B 4.32 5/10			1,165,347
	COAFT 05-C A4A 4.71 6/12			2,694,294
	COMET 04-B6 B6 4.155 7/12			1,981,703
	COMET 2006-A6 A6 5.3 2/14			1,202,232
	COMET 07-B3 B3 5.05% 3/13			4,962,267
	COMET 07-B5 B5 5.4% 5/13			2,302,462
	COPAR 05-1 B 4.58 8/15/12			1,495,185
	COPAR 06-2 A4 4.94% 7/12			1,292,096
	CTCDO 04-1A A2 1ML+45 7/3			433,026
	CTCDO 04-1A B 1ML+75 7/39			210,495
	CFAT 2006-A A3 5.57% 5/10			1,455,304
	CFAT 2006-A A4 5.62% 8/11			2,917,657
	AESOP 05-1A A1 3.95% 4/08			1,066,352
	CHAIT 05-B2 B2 4.52 12/10			10,548,581

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CHAIT 07-A15 A 4.96% 9/12	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 4,358,884
	CHASE 07-A2 3A1 CSTR 7/37			2,463,980
	CITIGROUP GLBL 3.625 2/09			1,706,524
	CITIGROUP 5.125% 2/14/11			4,033,735
	CITIGROUP 5.3 10/17/12			2,774,781
	CCCIT 05-B1 B1 4.4 9/10			5,837,266
	CCCIT 06-B2 B2 5.15% 3/11			2,259,499
	CCCIT 07-B2 B2 5% 4/12			5,195,277
	CCCIT 07-A5 A5 5.5% 6/12			5,649,589
	CCCIT 07-B6 B6 5% 11/12			2,263,739
	CGCMT 04-C2 XP CSTR 10/41			203,370
	CGCMT 05-EMG A2 4.2211 9/			796,716
	CGCMT 2007-C6 A1 CSTR 12/			1,612,314
	CWCI 06-C1 A2 5.122 8/15/			1,744,648
	CWCI 07-C2 A1 CSTR 9/11			611,122
	COMM 06-C8 A1 5.11% 12/46			1,111,185
	COMM 06-C8 XP CSTR 12/46			1,397,141
	COMM 04-LB4A XP CSTR 10/3			375,730
	COMM 05-LP5 A2 4.63 5/43			2,170,437
	COMM 05-LP5 XP CSTR 5/43			143,965
	GCCFC 07-GG9 A1 5.233 03/			603,702
	CMAT 99-C1 A3 6.64 1/32			539,651
	CPS 2006-B A3 5.73% 6/16			932,657
	CPS 2006-B A4 5.81% 6/15			1,108,261
	CPS 06-D A3 5.157% 05/11			1,692,793
	CPS 06-D A4 5.115% 08/13			2,094,198
	CSFB 00-C1 A2 7.545 4/62			4,101,882

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CSFB 2002-CP5 A1 4.106 12	Actively Managed Global Wrap Underlying Investments	$ -	$ 800,755
	CSFB 03-C5 A3 4.429 12/36			1,798,113
	CSFB 03-C4 A3 CSTR 8/36			1,054,211
	CSFB 04-C1 A3 4.321 1/37			930,638
	CSFB 04-C4 ASP CSTR 10/39			209,821
	CSMC 07-C3 A1 CSTR 6/39			444,073
	CSMC 06-C5 ASP CSTR 12/39			1,218,204
	CSMC 07-C1 A1 5.227 2/40			484,709
	CSMC 07-C2 A1 5.237 1/49			392,161
	CSFB 05-C1 ASP CSTR 2/38			172,004
	CSFB 05-C2 ASP CSTR 4/37			238,165
	CCI 05-1A B 4.878% 6/35			858,697
	DBS BK 5.125/VAR 5/1 144A			4,007,773
	DLJCM 00-CF1 A1B 7.62 6/3			1,489,744
	DTAOT 07-A A3 XCLA 5.60 3			1,679,528
	DCAT 2006-C A4 4.98 11/11			1,689,574
	DEUTSCHE BK AG MTN 5 10/1			8,249,058
	DRT 00-1A A2 6.971% 3/10			496,022
	DRIVE 06-2 A-3 5.33% 4/14			1,845,122
	DRVT 2006-A A3 5.501 11/1			1,238,408
	DRVT 2006-B A3 5.23% 8/12			1,277,776
	FHLG 5.00 5/14 #E77225			15,245
	FHLG 5.00 6/14 #E77373			117,931
	FHLM ARM 4.889 3/3 847126			45,670
	FHLM ARM 3.94 3/34 1B1568			865,577
	FHLM ARM 4.314 12/ 1B2670			171,179
	FHLM ARM 4.22 2/35 1B2747			950,901

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHLM ARM 4.63 3/35 1B2811	Actively Managed Global Wrap Underlying Investments	$ -	$ 644,497
	FHLM ARM 4.497 6/3 1B2907			210,278
	FHLM ARM 4.68 1/36 847584			251,931
	FHLM ARM 5.084 8/3 1J0005			214,893
	FHLG 7.50% 7/34 #G02115			2,450,640
	FHLM ARM 4.55 2/35 1G0068			293,613
	FHLM ARM 4.401 2/3 1G0103			457,672
	FHLM ARM 4.37 3/35 1G0125			249,675
	FHLM ARM 4.444 3/3 1G0133			181,330
	FHLM ARM 4.504 3/3 1G0145			164,019
	FHLM ARM 4.941 11/ 1J1228			625,793
	FHLM ARM 5.26 1/36 1J1274			561,297
	FHLM ARM 5.88 4/36 1J1279			1,051,916
	FHLM ARM 4.93 9/35 1K1215			631,558
	FHLM ARM 5.78 10/3 1N0063			168,921
	FHLM ARM 5.37 12/3 1N0106			670,333
	FHLM ARM 5.62 12/3 1N0117			835,044
	FHLM ARM 6.17 2/36 1N0126			1,478,059
	FHLM ARM 6.53 8/36 1N0187			1,967,032
	FHLM ARM 5.775 1/3 1N1446			805,732
	FHLM ARM 5.87 1/36 1H2593			371,361
	FHLM ARM 5.15 8/36 1B7241			456,087
	FHLM ARM 5.85 1/36 1G1803			1,298,638
	FHLM ARM 6.07 6/36 1G2424			368,211
	FHLM ARM 6.67 10/3 1G2538			683,074
	FHLM ARM 5.34 6/35 1L0097			405,712
	FHLM ARM 4.40 8/35 1L1225			2,600,250

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHLM ARM 5.885 6/3 1L1275	Actively Managed Global Wrap Underlying Investments	$ -	$ 274,848
	FHLM ARM 4.83 11/3 1Q0166			849,316
	FHLM ARM 5.74 7/37 1Q0287			433,376
	FHLG 5.50 4/18 #G11389			1,649,223
	FHR 1624 J 6 12/08			328,813
	FHR 2417 EH 6% 2/17			390,329
	FHR 2394 KD 6% 12/16			653,172
	FHLM ARM 4.441 2/3 781229			132,455
	FHLM ARM 4.28 3/34 781344			820,336
	FHLM ARM 4.30 11/3 782877			548,605
	FHLM ARM 4.232 1/3 782988			336,896
	FHLM ARM 4.60 2/35 783028			516,596
	FHLM ARM 4.434 2/3 783032			264,754
	FHLM ARM 4.307 3/3 783067			128,106
	FNR 93-71 PL 6.5 5/08			416,677
	FNMA 6.625% 9/15/09			42,762
	FNMA 6% 5/15/11			21,902,939
	FHLMC 4.75% 3/5/09			1,676,159
	FHLMC 4.125% 12/21/12			31,686,714
	FNMA 7.00 11/14 #252920			7,826
	FNMA 7.00 2/15 #253033			1,027,305
	FNMA 7.00 9/15 #253430			5,334
	FNMA ARM 4.25 2/35 255658			124,419
	FNMA 6.50 11/11 #323141			233,447
	FNMA 6.50 10/13 #323321			1,468,245
	FNMA 6.50 6/14 #323794			564,607
	FNMA 7.00 5/11 #344534			16,090

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA 7.00 5/13 #429018	Actively Managed Global Wrap Underlying Investments	$ -	$ 7,666
	FNMA 6.50 5/14 #492067			37,168
	FNMA 7.00 11/15 #517934			8,853
	FNMA 7.00 4/15 #532552			3,511
	FNMA 7.00 3/08 #535395			102
	FNMA 7.00 1/16 #535675			60,805
	FNMA 7.00 6/17 #545928			67,956
	FNMA 6.50 12/13 #545950			125,254
	FNMA 7.00 8/15 #549589			4,753
	FNMA ARM 4.305 8/3 555696			191,910
	FNMA ARM 4.38 7/33 555702			565,413
	FNMA 6.50 6/15 #555720			273,604
	FNMA 7.00 10/15 #556250			4,586
	FNMA 7.00 8/16 #599824			30,718
	FNMA 6.50 7/16 #613007			27,281
	FNMA 7.00 1/17 #626726			80,216
	FNMA 7.00 3/17 #635939			58,412
	FNMA 7.00 3/17 #638317			106,629
	FNMA 7.00 10/17 #665372			29,524
	FNR 2002-56 MC 5.5% 9/17			537,648
	FHR 2508 UL 5 12/16			609,956
	FNR 2004-7 J 4% 7/17			2,531,745
	FNR 06-78 CD 4.5% 10/18			4,006,089
	FNMA 4.75% 11/19/12			37,230,581
	FNMA ARM 3.828 4/3 688969			287,072
	FNMA ARM 4.318 3/3 694530			61,254
	FNMA ARM 4.801 2/3 695019			136,701

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.292 3/3 701296	Actively Managed Global Wrap Underlying Investments	$ -	$ 96,757
	FNMA ARM 3.984 5/3 703915			34,131
	FNMA 6.50 3/18 #705791			118,217
	FNMA ARM 4.079 4/3 708221			23,786
	FNMA ARM 4.57 6/33 712321			197,935
	FNMA ARM 4.351 6/3 720921			49,217
	FNMA ARM 4.903 5/3 720928			2,300
	FNMA ARM 3.878 6/3 723633			426,634
	FNMA ARM 3.836 6/3 723760			91,400
	FNMA ARM 5.12 1/34 725109			63,810
	FNMA ARM 4.862 9/3 725855			156,460
	FNMA ARM 4.832 8/3 725858			78,818
	FNMA ARM 4.30 11/3 725966			733,543
	FNMA ARM 4.409 10/ 725968			541,555
	FNMA 4.00 8/18 #728852			1,863,039
	FNMA ARM 5.229 8/3 735030			138,793
	FNMA ARM 4.115 2/3 735343			49,663
	FNMA ARM 4.587 2/3 735355			1,674,685
	FNMA ARM 4.493 8/3 735360			318,003
	FNMA ARM 4.62 2/35 735433			439,788
	FNMA ARM 4.53 3/35 735448			380,609
	FNMA ARM 4.319 5/3 735538			104,350
	FNMA ARM 4.66 7/35 735942			514,457
	FNMA ARM 4.78 10/3 745030			501,792
	FNMA ARM 4.898 10/ 745060			240,176
	FNMA ARM 4.99 11/3 745064			6,455,811
	FNMA ARM 5.01 11/3 745124			477,591

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 3.941 6/3 745335	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 693,560
	FNMA ARM 5.33 2/36 745391			383,477
	FNMA ARM 5.51 4/36 745672			688,741
	FNMA ARM 5.45 5/36 745676			630,122
	FNMA ARM 4.64 9/35 745773			557,294
	FNMA ARM 5.541 11/ 745972			750,815
	FNMA ARM 3.753 10/ 746320			107,798
	FNMA ARM 4.155 7/3 747270			489,439
	FNMA ARM 4.055 10/ 749296			74,809
	FNMA ARM 4.358 10/ 754672			45,523
	FNMA ARM 3.752 10/ 755148			117,860
	FNMA ARM 4.294 1/3 759264			114,065
	FNMA ARM 3.750 1/3 761058			101,110
	FNMA ARM 4.250 1/3 765659			143,819
	FNMA ARM 4.25 2/34 765660			118,935
	FNMA ARM 4.30 1/34 766886			714,045
	FNMA ARM 4.368 2/3 769940			230,097
	FNMA ARM 4.321 2/3 773246			682,241
	FNMA ARM 4.38 3/35 773264			373,259
	FNMA ARM 4.455 3/3 773281			180,722
	FNMA ARM 4.51 7/34 780280			440,616
	FNMA ARM 3.791 6/3 783545			546,299
	FNMA ARM 4.351 1/3 783580			139,522
	FNMA ARM 4.499 3/3 783587			396,950
	FNMA ARM 4.4 2/35 #783588			198,497
	FNMA ARM 4.876 7/3 785318			439,818
	FNMA ARM 4.85 8/34 790089			313,939

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 5.019 9/3 790458	Actively Managed Global Wrap Underlying Investments	$ -	$ 138,083
	FNMA ARM 5.106 9/3 790762			106,548
	FNMA ARM 4.748 7/3 793028			319,956
	FNMA ARM 4.82 8/34 793420			489,004
	FNMA ARM 4.83 9/34 794244			309,410
	FNMA ARM 4.82 9/34 794465			238,606
	FNMA ARM 4.74 10/3 794794			345,431
	FNMA ARM 4.96 8/34 796987			943,970
	FNMA ARM 4.96 8/34 796988			327,198
	FNMA ARM 4.202 1/3 797418			243,228
	FNMA ARM 4.67 11/3 799727			321,541
	FNMA ARM 4.85 11/3 799812			290,285
	FNMA ARM 4.825 12/ 800297			252,369
	FNMA ARM 4.845 12/ 800335			98,878
	FNMA ARM 5.00 9/34 801341			1,366,938
	FNMA ARM 5.05 7/34 801635			50,804
	FNMA ARM 4.118 1/3 807221			166,706
	FNMA ARM 4.79 1/35 809271			423,940
	FNMA ARM 4.5 2/35 #809429			1,087,315
	FNMA ARM 4.38 2/35 809593			734,684
	FNMA ARM 4.80 3/35 809925			406,206
	FNMA ARM 4.625 2/3 809931			315,100
	FNMA ARM 4.80 3/35 810061			336,126
	FNMA ARM 4.872 1/3 810896			1,963,948
	FNMA ARM 4.57 2/35 811803			84,409
	FNMA ARM 4.694 11/ 813184			383,678
	FNMA ARM 5.01 4/35 814954			247,438

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.76 1/35 815321	Actively Managed Global Wrap Underlying Investments	$ -	$ 597,151
	FNMA ARM 4.790 1/3 815323			397,118
	FNMA ARM 4.293 3/3 815586			92,555
	FNMA ARM 4.75 5/35 815626			213,706
	FNMA ARM 4.653 3/3 816322			28,647
	FNMA ARM 4.80 2/35 816593			386,595
	FNMA ARM 4.639 2/3 816599			45,813
	FNMA ARM 4.934 3/3 819648			204,559
	FNMA ARM 4.928 2/3 820356			970,948
	FNMA ARM 4.372 4/3 820407			54,347
	FNMA ARM 4.5 5/35 #820996			100,763
	FNMA ARM 4.575 7/3 822002			239,458
	FNMA ARM 5.12 6/35 823810			213,771
	FNMA ARM 4.96 6/35 825388			594,283
	FNMA ARM 4.796 8/3 825485			297,225
	FNMA ARM 4.302 1/3 827592			123,700
	FNMA ARM 5.8170 5/ 827781			592,260
	FNMA ARM 5.10 5/35 827782			307,373
	FNMA ARM 5.208 5/3 827783			2,501,548
	FNMA ARM 5.180 5/3 827785			366,456
	FNMA ARM 4.520 8/3 829603			229,001
	FNMA ARM 4.409 5/3 829985			297,078
	FNMA ARM 5.203 6/3 830605			423,293
	FNMA ARM 4.555 7/3 832099			351,206
	FNMA ARM 4.71 8/35 834548			3,508,202
	FNMA ARM 5.344 7/3 834917			53,782
	FNMA ARM 5.04 7/35 834931			1,217,129

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 5.101 7/3 841837	Actively Managed Global Wrap Underlying Investments	$ -	$ 466,500
	FNMA ARM 4.637 10/ 841845			59,374
	FNMA ARM 5.349 12/ 843013			140,522
	FNMA ARM 5.280 3/3 843014			45,773
	FNMA ARM 5.16 9/35 843021			1,852,799
	FNMA ARM 5.43 11/3 844168			173,497
	FNMA ARM 5.23 12/3 846701			841,487
	FNMA ARM 4.893 10/ 847787			223,039
	FNMA ARM 5.32 1/36 850852			953,080
	FNMA ARM 5.38 2/36 865166			501,064
	FNMA ARM 5.409 2/3 865319			147,257
	FNMA ARM 5.98 4/36 868793			677,353
	FNMA ARM 5.99 5/36 872311			375,001
	FNMA ARM 5.839 1/3 879146			734,699
	FNMA ARM 5.40 11/3 879153			519,958
	FNMA ARM 5.80 3/36 881670			308,865
	FNMA ARM 5.79 3/36 881956			1,268,648
	FNMA ARM 6.25 6/36 886983			97,509
	FNMA ARM 4.56 5/35 888115			1,718,682
	FNMA ARM 4.86 7/35 888382			1,182,008
	FNMA ARM 5.07 9/36 888398			2,376,644
	FNMA ARM 5.57 5/36 891228			1,467,163
	FNMA ARM 6.21 4/36 891332			450,316
	FNMA ARM 6.07 9/36 893611			494,177
	FNMA ARM 6.08 4/36 895834			205,700
	FNMA ARM 5.53 5/36 896468			315,957
	FNMA ARM 5.50 5/36 896475			599,262

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 6.63 9/36 898175	Actively Managed Global Wrap Underlying Investments	$ -	$ 1,595,495
	FNMA ARM 6.60 9/36 898177			961,763
	FNMA ARM 6.62 9/36 898178			830,599
	FNMA ARM 6.65 9/36 898179			916,735
	FNMA ARM 6.62 9/36 898180			862,331
	FNMA ARM 5.26 11/3 901494			383,150
	FIAOT 06A A3 4.93 2/15/11			550,842
	FLEETBOSTON FIN 7.375 12/			1,483,307
	FORDO 06-C A4A 5.15% 2/12			2,476,036
	FORDO 07-A A4A 5.47% 6/12			1,307,810
	FORDO 07-A B 5.6% 10/12			340,437
	FHLT 04-A M1 1ML+55 1/34			570,518
	FHLT 04-1 M1 1ML+45 2/34			81,730
	FHLT 04-1 M2 1ML+50 2/34			140,830
	FHLT 04-1 M3 1ML+55 2/34			160,903
	FHLT 05-A M1 1ML+43 1/35			257,979
	GEBL 04-2A IO .8454% 12/8			358,671
	GEMNT 07-1 B 4.95% 3/13			2,244,064
	GEMNT 2007-3 A2 5.4% 6/13			8,228,417
	GEMNT 2007-3 B 5.49% 6/13			2,301,983
	GECMC 07-C1 XP CSTR 12/49			456,508
	GMACC 04-C2 A2 CSTR 8/38			2,545,983
	GMACC 2004-C3 A3 CSTR 12/			2,107,366
	GMACC 04-C3 X2 CSTR 12/41			167,245
	GMACC 05-C1 A2 CSTR 5/43			1,216,809
	GMACC 05-C1 X2 CSTR 5/43			240,760

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	GNII ARM 4.25 7/34 080991	Actively Managed Global Wrap Underlying Investments	$ -	$ 489,248
	GSR 05-AR2 2A1 CSTR 4/35			588,197
	GSMS 2007-GG10 A1 5.69 8/			655,024
	GECMC 04-C2 A2 4.119 3/40			924,521
	GECMC 04-C3 A2 4.433 7/39			3,309,466
	GE CAP CP MTN 7.5 6/15/09			1,988,345
	GEN ELEC CAP GLB 4.25 9/1			4,536,444
	GE CAP 5.2% 2/01/11			11,521,044
	GENWORTH GLOBAL 5.25 5/15			3,763,668
	GENWORTH GLB FDNG 5.2 10/			595,028
	GOLDMAN SACHS 6.875 1/15/			1,649,381
	GOLDMAN SACHS 5% 1/15/11			407,244
	GOLDMAN SACHS 4.5 6/15/10			928,801
	GOLDMAN SACHS GR 5.45 11/			3,050,317
	GCCFC 03-C1 A2 3.285 7/35			1,703,639
	GCCFC 04-GG1 A4 4.755 6/3			1,680,890
	GCCFC 05-GG3 A2 CSTR 8/42			1,169,594
	GCCFC 05-GG3 XP CSTR 8/42			928,499
	GSALT 07-1 A3 5.39% 12/11			2,967,705
	HBOS PLC 5.625 7/20/ 144A			624,585
	HSBC HLDGS GLB 7.5 7/15/0			868,694
	HAT 2006-2 A4 5.67% 6/13			1,397,236
	HSBC FINANCE CO 5.25 1/14			921,615
	HAT 2006-3 A4 5.34% 9/13			2,034,747
	HANCOCK JOHN GLB 3.5 1/30			2,336,778
	HAROT 05-4 A4 4.6 11/10			2,063,390
	HMPT 99-HMTA B 7.3% 8/15			430,475

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	HOUSEHOLD MTN 4.125 11/16	Actively Managed Global Wrap Underlying Investments	$ -	$ 2,474,326
	HAT 05-1 A4 4.35% 6/12			2,577,997
	HAT 07-1 A3 5.3% 11/11/11			1,094,397
	HAT 07-1 A4 5.33 11/18/13			1,456,499
	HART 05-A B 4.2 2/12			770,779
	HART 06-1 B 5.29 11/12			123,255
	IMM 05-1 M1 1ML+46 4/35			168,939
	IMM 05-1 M2 1ML+50 4/35			285,308
	IMM 05-1 M3 1ML+53 4/35			67,571
	INTL LEASE FIN 5 4/15/10			2,085,723
	JPMMT 05-A8 2A3 CSTR 11/3			309,882
	JP MORGAN CHASE 4.6 1/17/			2,097,180
	JPMCC 03-CB7 X2 CSTR 1/38			56,055
	JPMCC 04-CB8 A2 3.837 1/3			2,250,034
	JPMCC 04-CB9 A2 CSTR 6/41			2,690,548
	JPMCC 04-CBX X2 CSTR 1/37			515,605
	JPMCC 04-C3 A2 4.223 1/42			1,404,081
	JPMCC 05-LDP2 A2 4.575 7/			1,226,323
	JPMCC 05-LDP4 X2 CSTR 10/			584,445
	JPMMT 06-A3 6A1 CSTR 8/34			828,929
	JPMCC 2006-LDP9 A1 CSTR 5			964,400
	JPMCC 2006-CB17 A3 5.45 1			1,221,549
	JPMMT 2007-A1 3A2 CSTR 7/			2,470,464
	JPMCC 07-LDP10 A-1 5.122			446,557
	JPMCC 07-LDP10 BS CSTR 5/			543,053
	JPMCC 07-LDP10 CS CSTR 5/			231,221
	JPMRT 2006-A A4 5.14 12/1			1,380,264

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	LBCMT 99-C1 A2 6.78 6/31	Actively Managed Global Wrap Underlying Investments	$ -	$ 2,115,428
	LBUBS 07-C1 A1 CSTR 2/15/			400,469
	LBUBS 07-C1 XCP CSTR 2/40			218,994
	LBUBS 2006-C6 A1 5.23 9/3			579,687
	LBUBS 2006-C7 A1 5.279 11			262,269
	LBUBS 07-C2 A1 5.226 2/40			333,331
	LBUBS 07-C2 XCP CSTR 2/40			945,040
	LBUBS 00-C3 A2 7.95 1/10			1,722,227
	LBUBS 00-C5 A2 6.51 12/26			3,818,342
	LBUBS 01-C2 A2 6.653 11/2			593,732
	LBUBS 04-C4 A2 CSTR 6/29			1,474,736
	LBUBS 04-C6 A2 4.187 8/29			1,194,229
	LBUBS 03-C7 A3 CSTR 9/27			1,523,975
	LBUBS 04-C8 XCP CSTR 12/3			117,532
	LBUBS 04-C2 A3 3.973 3/29			1,251,517
	LBUBS 05-C1 AAB CSTR 2/30			949,240
	LBUBS 2005-C3 XCP CSTR 7/			1,779,606
	LBUBS 05-C5 XCP CSTR 9/40			1,051,794
	LBUBS 05-C7 XCP CSTR 11/4			492,011
	LBUBS 2006-C3 A1 5.478 3/			538,015
	LBART NT CL A-3 5.41 CL A			1,196,984
	MSSTR 04-1 1A1 CSTR 8/17			649,268
	MLCFC 07-6 A1 5.175 3/12/			404,201
	MLCFC 2006-4 XP CSTR 12/4			2,450,302
	MVCOT 06-2A A 5.417 10/28			556,714
	MVCOT 06-2A B 5.467 10/28			93,564
	MD ST 5 8/1/10			2,190,411

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	MA ST GO 2000A 5.8 2/1/17	Actively Managed Global Wrap Underlying Investments	$ -	$ 772,336
	MARM 04-11 1A4 1ML+49 11/			47,916
	MARM 04-11 2A2 1ML+44 11/			11,621
	MMLT 04-1 M1 1ML+50 7/34			286,177
	MERRILL LYN MTN 4.125 1/1			1,398,324
	MERRILL LYN MTN 4.831 10/			1,268,493
	MLMT 04-MKB1 A2 4.353 2/4			8,154,080
	MLMT 04-KEY2 A2 4.166 8/3			2,027,548
	MLMT 04-BPC1 XP CSTR 9/41			582,313
	MLMT 05-MKB2 XP CSTR 9/42			54,218
	MLMT 05-MCP1 A2 4.556 6/4			1,886,376
	MLMT 05-MCP1 XP CSTR 6/43			270,574
	MET LIFE GLBL 4.5 5/ 144A			4,449,069
	NY MTA DED MBIA 5.25 4/1/			2,142,130
	MONUMENT GLBAL 4.375 144A			2,822,301
	MSAC 05-HE1 M1 1ML+45 12/			181,031
	MSTDW GLBL 6.75% 4/15/11			3,861,795
	MSC 99-CAM1 A4 7.02 3/32			314,251
	MSC 04-HQ4 X2 CSTR 4/40			149,264
	MSC 04-HQ3 A2 4.05 1/41			958,595
	MSC 05-TOP17 X2 CSTR 12/4			193,113
	MSC 05-IQ9 X2 CSTR 7/56			388,774
	MSC 05-HQ5 X2 CSTR 1/42			121,306
	MSC 06-T21 A1 4.925 10/52			1,130,684
	MORGAN STANLEY 3.875 1/15			2,115,922
	MORGAN STANLEY 4% 1/15/10			3,982,006
	MORGAN STANLEY 5.05 1/21/			4,396,030

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	MSC 2006-HQ9 A1 5.49 7/44	Actively Managed Global Wrap Underlying Investments	$ -	$ 1,581,745
	MSC 2007-HQ11 A1 CSTR 2/4			662,276
	MSC 07-IQ14 A1 5.38 4/49			1,309,578
	NATL AUSTL BK A 8.6 5/19/			1,078,504
	NCSLT 2007-2 AIO 6.7 7/12			692,173
	NCSLT 2006-2 AIO 6% 8/11			98,728
	NCSLT 04-2 AIO 9.75 10/14			505,105
	NCSLT 05-1 AIO 6.75% 12/0			94,945
	NCSLT 05-2 AIO 7.73 3/12			166,274
	NCSLT 06-1 A-IO 5.5 4/11			355,327
	NCSLT 05-3W AIO1 4.8 7/12			391,931
	NCSLT 2006-3 AIO 7.1 1/12			993,772
	NCSLT 06-4 AIO 6.35 02/12			727,294
	NLFC 99-1 C 6.571 1/31			905,537
	NATIONWIDE BLD 4% 1/15/09			3,528,012
	NAVOT 05-A A4 4.43 1/14			948,184
	NY LIFE GLBL MTN 3.875 1/			673,025
	NAROT 07-B A3 5.03% 5/11			1,140,211
	NALT 2006-A A4 5.1% 7/12			3,257,220
	NORD 07-1A A 4.92 5/ 144A			3,675,103
	NEF 05-1 A5 4.74 10/45			1,394,429
	NHEL 04-1 M1 1ML+45 6/34			216,220
	ONYX 05-B A4 4.34% 5/12			773,519
	PERF 05-2 A1 4.85 6/11			1,253,808
	PPSI 04-WCW1 M1 1ML+63 9/			468,623
	PCAT 2006-A B 5.51% 9/09			535,793
	PRICOA GLB FDG 5.4 1 144A			927,518

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	P&G INTL SCA 5.3 7/6 144A	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 3,545,054
	RAMP 03-SL1 A31 7.125 4/3			458,865
	RAMP 04-SL2 A11 6.5 10/16			90,224
	GMACM 05-AR5 1A1 CSTR 9/3			462,284
	SBC COMM GLBL 6.25 3/15/1			995,788
	SLMA 05-7 A3 4.41 7/25			2,091,836
	SP POWERASSET 3.8 10 144S			4,903,392
	SVOVM 05-A A 5.25 2/21			598,988
	SBM7 00-C3 A2 6.592 12/33			1,667,189
	SBM7 00-C1 A2 7.52 12/09			1,806,327
	SBM7 03-UP1 A 3.45% 4/32			274,096
	SDART 07-3 A3 FGIC 5.42 8			815,579
	SCOTLAND INTL 7.7 8/15/10			1,941,553
	SABR 04-NC1 M1 1ML+52 2/3			448,033
	SRFC 2006-1A A1 5.84 5/18			647,076
	STARW 99-C1A B 6.92 2/14			331,568
	SASC 04-GEL1 A 1ML+36 2/3			51,285
	SASC 04-NP1 A 1ML+40 9/33			144,752
	TAROT 2006-C A2 5.4% 1/10			318,102
	TAROT 2006-C A3 5.26 11/1			2,056,137
	TAROT 2006-C A4 5.31 5/13			1,984,225
	TAROT 2006-B A3 5.41 8/11			1,499,271
	TAROT 2006-B A4 5.52 11/1			1,223,631
	TAROT 06-A A4 4.88% 4/13			1,197,627
	US BANCORP MTN 5.3 4/28/0			738,990
	USTN 3.875% 2/15/13			2,379,664
	USTN 4.375% 12/15/10			112,100,673

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	USTN 4.5% 4/30/12	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 65,088,398
	USTN 4.625% 7/31/12			10,022,250
	UPFCA 2006-A A2 5.46 6/09			37,633
	VWALT 2006-A A3 5.5% 9/09			2,314,365
	VALET 05-1 A3 4.8 7/09			730,019
	WAMU 2003-AR10 A7 CSTR 10			636,549
	WAMU 05-AR16 1A3 CSTR 12/			1,118,314
	WESTO 04-4 A4 3.44% 5/12			1,973,387
	WBCMT 05-C22 A1 4.98 12/4			893,458
	WBCMT 05-C16 APB 4.692 10			838,071
	WBCMT 03-C6 A2 4.498 8/35			1,554,827
	WBCMT 03-C8 A3 4.445 11/3			3,532,385
	WBCMT 04-C14 A2 4.368 8/4			2,675,571
	WBCMT 05-C18 XP CSTR 4/42			219,022
	WBCMT 2004-C15 A2 4.039 1			2,302,217
	WBCMT 04-C15 XP CSTR 10/4			847,269
	WBCMT 05-C16 A2 4.38 10/4			2,516,630
	WALOT 06-1 A-3 5.1 7/11			1,150,447
	WALOT 06-1 A-4 5.08% 4/12			777,873
	WBCMT 2006-C27 A2 5.624 7			1,496,602
	WALOT 06-2 B 5.29% 6/12			536,148
	WMLT 05-B 2A4 CSTR 10/35			247,330
	WACHOVIA 6.15 3/15/09			542,818
	WALOT 07-1 B 5.38 7/20/12			1,688,888
	WBCMT 07-C30 A1 5.031 12/			611,994
	WBCMT 07-C30 A3 5.246 12/			2,606,688
	WMMNT 2007-B1 B1 4.95 3/1			3,422,113

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	WMMNT 2007-A4A A4 5.2 10/	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 1,903,213
	WAMMS 03-MS9 2A1 7.5 12/3			132,704
	WELLS FARGO 3.98 10/29/10			3,488,160
	WELLS FARGO 4.2% 1/15/10			2,532,622
	WFMBS 05-AR4 2A2 CSTR 4/3			2,432,838
	WFMBS 05-AR2 2A2 4.57 3/3			1,417,592
	WFMBS 05-AR10 2A2 CSTR 6/			1,366,233
	WFMBS 06-AR8 2A6 CSTR 4/3			2,506,901
	WESTO 05-3 A4 4.39 5/13			1,373,230
	WESTO 05-3 B 4.50 5/13			540,700
	WOART 07-B A3A 5.28 1/17/			662,413
	Total Fair Value of Underlying Investments			$ 916,265,565

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation of our report dated June 26, 2008 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By 

Eileen M. Campbell, Plan Administrator

Dated: June 26, 2008

END